

Mail Stop 3561

February 16, 2016

Mr. Ying Wai Leung
Chief Executive Officer
Birdbill, Inc.
Room 1715, 17/F, Pacific Trade Centre
2 Kai Hing Road
Kowloon Bay, Kowloon, Hong Kong

> **Re:** **Birdbill, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 5, 2016**
> **File No. 333-205792**

Dear Mr. Leung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2015 letter.

General

1. We note your response to comment 2. However, the Regulation S Subscription and Investor Representation Agreement has not been filed as an exhibit to the registration statement. Please file this agreement as an exhibit.

Prospectus Cover Page

2. We note your response to comment 5 and your revisions in response to the comment. However, please revise this section to clearly state, if true, that your officer and directors will be making offers and sales in this offering and identify all of them, rather than solely identifying Ying Wai Leung.

Prospectus Summary

The Offering, page 2

3. We note your response to comment 3. However, your response does not ameliorate our concern. Please revise your disclosure of net proceeds to consistently quantify what you may receive from this offering. In this regard, we note your disclosure on the outside front cover page states that you will have a deficit of $2,500 if you sell 75% of the offered shares, a deficit of $15,000 if you sell 50% of the offered shares, and a deficit of $27,500 if you sell 25% of offered shares; your disclosure here, however, states a net gain of $7,500 if you sell 75% of the offered shares, a net gain of $5,000 if you sell 50% of the offered shares, and a net gain of $2,500 if you sell 25% of the offered shares.

Use of Proceeds, page 11

4. We note your response to comment 4. However, your response does not ameliorate our concern. Please revise your table to reflect the correct amount of net proceeds you expect to receive. In this regard, we note that your table lists the gross proceeds under each percentage of shares sold next to the heading "Total Use of Proceeds." Please revise to subtract the fees associated with the offering and provide a net amount of proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 22

5. Please quantify the funds spent and the funds you will need to spend for each of the developments you identify in the table on page 23 that are expected to occur in the future.

Directors, Executive Officers and Corporate Governance

Background of Directors and Executive Officers, page 23

6. We note your response to comment 14. Please revise your disclosure to provide the business experience during the past five years for your directors and executive officer, including each person's principal occupations and employment during the past five years, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary, or other affiliate of you. Refer to Item 401(e) of Regulation S-K.

Selling Security Holders, page 29

7. We note your response to comment 16. However, we re-issue our comment because an increase in the number of shares to be registered under this registration statement would

not impact the number of shares outstanding. Further, your financial statements do not reflect the issuance of an additional 80,000 shares.

<u>Signatures, page 51</u>

8. We note your response to comment 17. However, we re-issue our comment because your signatures do not comply with the requirements of Form S-1. Please revise to include a signature on behalf of the registrant and a separate set of signatures on behalf of your officers and directors, as well as the lead-in paragraph provided by Form S-1.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Kennedy, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products